Exhibit 99.1

Solowin Announces Strategic Partnership with MaiCapital to Expand Virtual Asset
Allocation Opportunities

HONG KONG, May 28, 2024 (GLOBE NEWSWIRE)—SOLOWIN HOLDINGS (Nasdaq: SWIN) (“Solowin” or “the Company”), a securities brokerage company that offers comprehensive financial services primarily to Chinese investors globally, today announced a strategic partnership with MaiCapital Limited (“MaiCapital”), a leading virtual assets investment manager in Hong Kong, to expand virtual asset allocation opportunities.

Under the terms of the strategic partnership, Solowin agreed to acquire 199,210 ordinary shares representing a 2.47% equity stake in BA Fintech Lab, an exempted company incorporated under the laws of Cayman Islands that conducts business through its wholly owned subsidiary MaiCapital.

Solomon JFZ (Asia) Holdings Limited (“Solomon”), Solowin’s operating subsidiary, and MaiCapital agree to combine their considerable resources and licenses to maximize business synergies and capitalize on opportunities created by growing investor demand for virtual assets. MaiCapital is licensed by the Securities and Futures Commission of Hong Kong (“SFC”) to manage funds that may comprise up to 100% virtual assets which directly complements Solomon’s licensing for the trading of virtual assets.

Mr. Thomas Tam, Chief Executive Officer of Solowin, said: “This strategic collaboration comes at an especially opportune time for the popularization of virtual assets in Hong Kong. Following SFC approval of the first spot virtual asset ETFs, Solomon was selected as one of the three participating dealers for China AMC (HK) & Harvest Global’s ETFs and strengthened its partnership with OSL Digital Securities to facilitate the ETF’s in-kind subscription and redemption processes. MaiCapital is a pioneer in applying traditional institutional investment practices to the virtual asset sector which aligns with our vision. Together, we will strengthen asset management services for virtual assets to provide investors with expanded options to diversify their virtual asset allocation.”

About MaiCapital Limited

MaiCapital is a leading virtual assets investment manager in Hong Kong and is a pioneer in applying institutional investment practices to the innovative cryptocurrency space. The firm aims to offer crypto-inclined investors with legitimate and compliant products that provide positive returns with maximum protection.

MaiCapital has received SFC’s approval to manage funds that may comprise up to 100% virtual assets. The firm is subject to the SFC’s “Proforma Terms and Conditions for Licensed Corporations which Manage Portfolios that Invest in Virtual Assets”.

In early 2019, the firm launched its first crypto-themed product, the Blockchain Opportunity Fund. The multi-strategy investment approach of this Fund has garnered global recognition, with the London-based investment data company Preqin ranking its 2021 return among the Top 3 hedge funds across all of Asia.

About Solowin Holdings

Based in Hong Kong, SOLOWIN HOLDINGS is a versatile securities brokerage company strategically focused on high-net-worth investors worldwide. It offers a wide spectrum of products and services, spanning from traditional assets to virtual assets through its advanced and secure one-stop electronic platform, Solomon Win.

Experiencing robust growth since 2021, SOLOWIN HOLDINGS distinguishes itself through its subsidiary, Solomon JFZ (Asia) Holdings Limited (“Solomon”), licensed by the Hong Kong Securities and Futures Commission. Solomon JFZ empowers the company to deliver unparalleled one-stop financial solutions to both individual investors and corporate clients. The diversified offerings include Securities Brokerage, Investment Banking, Asset Management, Virtual Assets, and cutting-edge FinTech Services. For more information, visit the company’s website at http://ir.solomonwin.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department
Email: ir@solomonwin.com.hk